Sub-Item 77K

Disclosure required by Regulation Section 229.304 Item 304(a)(2) Engagement of New Certifying Accountants.

Effective December 31, 1998, and ratified on July 19, 1999, the Board of Directors, meeting in person, terminated Lilling & Company L.L.P. (Lilling) and appointed McCurdy & Associates CPA's, Inc. (McCurdy) as the Fund's principal independent accountants for the fiscal year ended December 31, 1999.

At no time during the Fund's two most recent fiscal years nor any subsequent interim period prior to engaging McCurdy did the Fund (or someone on its behalf) consult McCurdy regarding the application of accounting principles, the type of opinion McCurdy would issue on the Fund's financial statements, or any other significant matter. Nor was there any matter that was either the subject of a disagreement (as defined by Regulation Section 229.304 (a)(1)(iv)) between Fund management and Lilling prior to their termination nor a reportable event (as described in Regulation Section 229.304 (a)(1)(v)).